Exhibit 99.3

ANNUAL GENERAL MEETING APRIL 12, 2019

AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FIAT CHRYSLER AUTOMOBILES N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 12, 2019 AT 12:00 NOON CEST AT THE OFFICES OF FRESHFIELDS BRUCKHAUS DERINGER LLP, STRAWINSKYLAAN 10, 1077 XZ AMSTERDAM, THE NETHERLANDS.

1.	OPENING

2.	ANNUAL REPORT 2018

a.	Report of the Board of Directors for the financial year 2018 (discussion)

b.	Implementation of the remuneration policy in 2018 (discussion)

c.	Policy on additions to reserves and on dividends (discussion)

d.	Adoption of the 2018 Annual Accounts (voting)

e.	Approval of the 2018 dividend (voting)

f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2018 (voting)

3.	APPOINTMENT OF THE EXECUTIVE DIRECTORS

a.	Re-appointment of John Elkann (voting)

b.	Re-appointment of Michael Manley (voting)

c.	Appointment of Richard Palmer (voting)

4.	APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Ronald L. Thompson (voting)

b.	Re-Appointment of John Abbott (voting)

c.	Re-appointment of Andrea Agnelli (voting)

d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

e.	Re-appointment of Glenn Earle (voting)

f.	Re-appointment of Valerie A. Mars (voting)

g.	Re-appointment of Michelangelo A. Volpi (voting)

h.	Re-appointment of Patience Wheatcroft (voting)

i.	Re-appointment of Ermenegildo Zegna (voting)

5.	APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

6.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ISSUE SHARES IN THE CAPITAL OF THE COMPANY AND TO LIMIT OR TO EXCLUDE PRE-EMPTIVE RIGHTS

6.1

Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association (voting)

6.2

Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 7 of the Company’s articles of association (voting)

6.3	Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association (voting)

7.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association (voting)

8.	CANCELLATION OF SPECIAL VOTING SHARES IN THE CAPITAL OF THE COMPANY

Proposal to cancel all special voting shares held by the Company in its own share capital as specified in article 9 of the Company’s articles of association (voting)

9.	APPROVAL OF AWARDS TO EXECUTIVE DIRECTORS

a.	Approval of awards to the CEO (voting)

b.

Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with article 14.6 of the Company’s articles of association (voting)

10.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2018

2a.	Report of the Board of Directors for the financial year 2018 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2018. For further details please refer to the “Report on Operations” section of the Annual Report.

2b.	Implementation of the remuneration policy in 2018 (discussion)

The director’s remuneration report for 2018 is contained in the Company’s Annual Report 2018. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report 2018.

2c.	Policy on additions to reserves and on dividends (discussion)

In furtherance of the end of the business plan for the period 2014-2018 adopted by the Company in 2014, the Company has adopted a new dividend policy. The new dividend policy of the Company contemplates the institution of an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Dividend Policy

The share capital of Company consists of common shares and special voting shares.

Common shares

The Company adopted a dividend policy contemplating the institution of an annual ordinary dividend to the holders of common shares based on 20% payout ratio of the Company’s adjusted net profit of the relevant previous financial year. The actual level of dividend to be distributed by the Company will be subject to earnings, cash balances, commitments, strategic plans and other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

In accordance with the abovementioned dividend policy, the Company intends to make a dividend distribution on the common shares, as further mentioned under item 2e.

Special voting shares

The holders of special voting shares are not entitled to any distributions, but pursuant to the Company’s articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares, in accordance with article 23.4 of the articles of association of the Company (the “Special Voting Shares Dividend Reserve”).

The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

2d.	Adoption of the 2018 Annual Accounts (voting)

The Company’s 2018 Annual Accounts have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2018 Annual Accounts be adopted by the General Meeting of Shareholders.

2e.	Approval of the 2018 dividend (voting)

Subject to the adoption of the 2018 Annual Accounts (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 23 of the articles of association of the Company, the Board of Directors recommends a dividend payment from the profits shown in the 2018 Annual Accounts on the Company’s common shares of EUR 0.65 per common share. This results in a total dividend for the financial year 2018 of approximately EUR1 billion (equivalent to approximately USD1.1 billion, translated at the exchange rate reported by the European Central Bank on February 27, 2019). The dividend will be paid fully in cash.

If the proposed dividend is approved by the shareholders, the expected calendar for both the Company’s New York Stock Exchange-listed common shares and Mercato Telematico Azionario-listed common shares is as follows: (i) ex-date April 23, 2019, (ii) record date April 24, 2019, and (iii) payment date May 2, 2019.

The balance between the total amount of the dividend distribution for the financial year 2018 and the full amount of profits shown in the Company’s 2018 Annual Accounts shall be reserved in order to further fund capital requirements of the Group.

2f.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2018 (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2018 Annual Accounts and to grant discharge to the non-executive directors in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2018 Annual Accounts.

Item 3: Appointment of the executive directors

3a.	Re-appointment of John Elkann (voting)

3b.	Re-appointment of Michael Manley (voting)

3c.	Appointment of Richard Palmer (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. Both executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board of Directors believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the Company and to perform its duties effectively, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends the shareholders the re-election of John Elkann and Michael Manley for another annual term as executive directors. In addition, the Board of Directors, considering the valued contribution of Richard Palmer as Chief Financial Officer and

his extensive knowledge of the Company and its business and his managerial skills, recommends the shareholders the election of Richard Palmer for an annual term as an additional executive director. The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 4: Appointment of the non-executive directors

4a.	Re-appointment of Ronald L. Thompson (voting)

4b.	Re-appointment of John Abbott (voting)

4c.	Re-appointment of Andrea Agnelli (voting)

4d.	Re-appointment of Tiberto Brandolini d’Adda (voting)

4e.	Re-appointment of Glenn Earle (voting)

4f.	Re-appointment of Valerie A. Mars (voting)

4g.	Re-appointment of Michelangelo A. Volpi (voting)

4h.	Re-appointment of Patience Wheatcroft (voting)

4i.	Re-appointment of Ermenegildo Zegna (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the non-executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors.

The Board of Directors believes that the contribution and performance of each of the non-executive directors continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Although all ten non-executive directors were eligible for re-appointment, Ruth J. Simmons decided not to stand for another election. The Board thanks her for many years of dedicated contribution. Upon the recommendation of the Governance and Sustainability Committee, the Board of Directors recommends to the shareholders the re-appointment of Ronald L. Thompson, John Abbott, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft, and Ermenegildo Zegna , who have stated their willingness to accept a re-appointment as non-executive directors.

The Board of Directors assessed the following seven candidates as independent: Ronald L. Thompson, John Abbott, Glenn Earle, Valerie A. Mars, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna. Independence was assessed pursuant to both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code. The assessment of independence also covered relationships in any of the last three fiscal years between FCA Group and Zegna Group, where Ermenegildo Zegna serves as Chief Executive Officer. In this respect, the Board of Directors believes that Mr. Zegna does not have a personal business relationship with FCA Group and from a financial perspective the business relationships between FCA Group and Zegna Group were below the threshold under the specific rules governing independence pursuant to New York Stock Exchange Listing Standards. These criteria were also applied to assess relationships between FCA Group and Royal Dutch Shell Group, where John Abbott serves as a member of the Executive Committee.

The relevant biographical details and curriculum vitae of each nominee are available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 5: Appointment of the Independent Auditor

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

Pursuant to article 21 of the articles of association of the Company, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditors and the effectiveness of the audit. Based on such review the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as independent auditors of the Company until the 2020 Annual General Meeting of Shareholders. The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as independent auditors of the Company until the 2020 Annual General Meeting of Shareholders.

Item 6: Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

Pursuant to articles 6 and 7 of the articles of association, the Board of Directors is irrevocably authorized to issue shares (common shares and special voting shares) and to grant rights to subscribe for shares in the capital of the Company, up to a maximum aggregate amount of shares as provided for in the Company’s authorized share capital as set out in the articles of association, as amended from time to time, and to limit or exclude the right of pre-emption with respect to common shares, for a period of five years from October 12, 2014, which authorities will therefore expire on October 11, 2019.

In order to maintain the necessary flexibility and be able to quickly respond to circumstances that require the issuance of shares and the limitation or exclusion of pre-emptive rights, if any, over an adequate period of time and considering the fact that the current authorization of the Board of Directors expires on October 11, 2019, the Board of Directors presents the following proposals to the General Meeting of Shareholders.

6.1

Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 6 of the Company’s articles of association (voting)

In accordance with article 6 of the Company’s articles of association, it is proposed to authorize the Board of Directors to issue common shares in the capital of the Company and to grant rights to subscribe for common shares in the capital of the Company.

The authorization is limited to (i) 10% of the issued common shares for general corporate purposes as per date of the 2019 Annual General Meeting of Shareholders (April 12, 2019), which can be used for any and all purposes, plus (ii) an additional 10% of the issued common shares as per such date if the issuance occurs on the occasion of the acquisition of an enterprise or a corporation, or, if such issuance and/or the granting of rights to subscribe for common shares is otherwise necessary in the opinion of the Board of Directors.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of common shares. It will furthermore enable the Board of Directors to meet any obligations resulting from equity incentive plans of the Company.

The authorization is requested for the period starting from the date on which the current authorization expires and therefore from October 12, 2019 up to and including October 11, 2020. Consequently, the authorization shall end 18 months from the date of the 2019 Annual General Meeting of Shareholders.

6.2

Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the capital of the Company, for the period starting from the date on which current authorization expires and therefore from October 12, 2019 up to and including October 11, 2020. Consequently, the authorization shall end 18 months from the date of the 2019 Annual General Meeting of Shareholders.

The proposed authorization, in combination with the authorization under agenda item 6.1, will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issue of common shares with or without limited pre-emptive rights. The authorization is limited to the percentages of the capital as described under agenda item 6.1.

In accordance with article 7 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the Annual General Meeting of Shareholders. If one half or more of the issued share capital is represented at the Annual General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast.

6.3

Proposal to designate the Board of Directors as the corporate body authorized to issue special voting shares and to grant rights to subscribe for special voting shares up to the maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, as provided for in article 6 of the Company’s articles of association (voting)

Shareholders may hold special voting shares and common shares or may hold common shares electing to receive special voting shares upon completion of the required holding period registered in the loyalty register of the Company. In accordance with article 5 of the articles of association, subject to a prior resolution of the Board of Directors, which may set certain terms and conditions, the holder of one or more qualifying common shares will be eligible to hold one special voting share for each such qualifying common share.

To enable the Board of Directors to implement article 5 of the articles of association of the Company and to meet possible future requests of shareholders who comply with the terms and conditions qualifying for the issuance of such special voting shares, it is proposed to, in accordance with article 6 of the Company’s articles of association, authorize the Board of Directors to issue special voting shares in the capital of the Company and to grant rights to subscribe for special voting shares up to a maximum aggregate amount of special voting shares as provided for in the Company’s authorized share capital as set out in the Company’s articles of association, as amended from time to time, starting from the date on which the current authorization expires and therefore from October 12, 2019 up to and including October 11, 2020. Consequently, the authorization shall end 18 months from the date of the 2019 Annual General Meeting of Shareholders.

Item 7: Delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital as specified in article 8 of the Company’s articles of association (voting)

The Board of Directors believes that it is advantageous for the Company to have the flexibility to acquire own common shares or depositary receipts thereof, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and all shareholders generally.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the articles of the association of the Company and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates to the Board of Directors the authority to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2019 Annual General Meeting of Shareholders (April 12, 2019) at a purchase price per share between, on the one hand, an amount equal to the par value of the shares and, on the other hand, an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be); the market price being the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or the Mercato Telematico Azionario (as the case may be), for a period of 18 months from the date of the 2019 Annual General Meeting of Shareholders (April 12, 2019) and therefore up to and including October 11, 2020.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

Subject to this proposal being approved, the authorization for a period of 18 months from the date of the Annual General Meeting of Shareholders of April 13, 2018 granted at such meeting and therefore up to and including October 12, 2019, will be cancelled as regards the remaining period.

Item 8: Cancellation of special voting shares in the capital of the Company

Proposal to cancel all special voting shares held by the Company in its own share capital as specified in article 9 of the Company’s articles of association (voting)

The Board of Directors proposes to the General Meeting of Shareholders to cancel all special voting shares in the share capital of the Company, currently held by the Company in treasury. The cancellation may be executed in one or more tranches, such to be determined by the Chief Executive Officer. Any cancellation of special voting shares shall be effected with due observance of the provisions of section 2:100 of the Dutch Civil Code and the Company’s articles of association.

In accordance with article 9 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the General Meeting of shareholders. If one half or more of the issued share capital is represented at the Annual General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast.

Item 9: Approval of awards to executive directors

9a.	Approval of awards to the CEO (voting)

On October 29, 2014, in connection with the formation of FCA and the presentation of the first five year business plan, the Company approved an equity incentive plan (“EIP”) and a new long term incentive program involving the issuance of up to a maximum of 90,000,000 common shares, covering a five year performance period from 2014-2018 (“2014-2018 LTIP”), and under which equity awards can be granted to eligible individuals. In connection with his appointment, the CEO is awarded a one-time grant of 135,273 performance share units and 45,091 restricted share units under the 2014-2018 LTIP, subject to the approval of the General Meeting of Shareholders for his service during the period July 21, 2018 – December 31, 2018.

The performance share units and the restricted share units can convert into common shares of the Company in 2019, subject to certain vesting conditions. The award vesting is conditional on meeting the metrics and targets of the 2014-2018 LTIP, as described in the remuneration report contained in the Company’s 2018 Annual Accounts. The maximum opportunity for the final vesting of this new equity award linked to his CEO service is 214,182 common shares in the capital of the Company. Based on the Company’s performance during the five year performance period of the 2014-2018 LTIP, upon shareholder approval, the award is expected to vest up to the maximum opportunity.

The Board of Directors submits to the General Meeting of Shareholders for its approval the proposed one-time grant to the CEO of 135,273 performance share units and 45,091 restricted share units under the 2014-2018 LTIP, with a maximum opportunity for the final vesting of this new equity award linked to his CEO service of 214,182 common shares in the capital of the Company, including the related metrics and targets as described in the remuneration report contained in the Company’s 2018 Annual Accounts, in accordance with article 14.6 of the Articles of Association and Dutch law.

9b. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with article 14.6 of the Company’s articles of association (voting)

The Board of Directors, considering that the current long term incentive plan related to the Company’s 2014-2018 business plan is going to expire, resolved to adopt a new long-term incentive plan under the EIP (“LTIP”) to award up to fifty million (rights to subscribe for) common shares in the capital of the Company, of which up to 7.2 million reserved for executive directors of the Company.

The LTIP is based on an initial 2019 grant with three-year value and with three equal pay-out opportunities in the years from 2020 through 2022, followed by annual grants with one-year value and one vesting opportunity at three years from grant. The LTIP includes a performance related component consisting of performance share units (“PSU”) each representing the right to receive one common share in the capital of the Company subject to the achievement of certain performance targets and of restricted share units (“RSU”) each representing the right to receive one common share in the capital of the Company subject to the continuing employment of the participant with the Group, in both cases subject to acceptable individual performance. The performance related component is subject to two independent metrics, a profit metric based on Adjusted EBIT (“Profit Metric”) and a relative total shareholder return metric (“TSR Metric” and jointly with the Profit Metric: “Metrics”). The Profit Metric payout begins at 80% of target achievement (with a 50% payout) and has a maximum payout at 100% of the target, same as under the 2014-2018 LTIP. Similar as under the 2014-2018 LTIP, the TSR Metric constitutes a market performance condition, but with the addition of (i) five new peers to the total shareholder return peer group (“TSR Peer Group”) and (ii) a payout scale including certain thresholds depending on the stock price appreciation plus dividends over each cumulative performance period of the Company in comparison with the companies forming part of the TSR Peer Group. A 50% payout of the target amount shall take place if the Company ranks seventh amongst the TSR Peer Group, up to a maximum of 225% payout of the target amount if the Company ranks first amongst the TSR Peer Group. The TSR Peer Group consists of Volkswagen AG, Toyota Motor Corporation, Daimler AG, General Motors Company, Ford Motor Company, Honda Motor Co. Ltd., BMW Group, The Hyundai Motor Company, PSA Peugeot Citroen, Renault SA, Kia Motors Corporation, Suzuki Motor Corporation, Mazda Motor Corporation, and Tesla Inc.

In connection with the adoption of the LTIP, the Board of Directors also approved Stock Ownership and Retention Guidelines (“Guidelines”) which contain a requirement for the Chairman and the CEO to achieve beneficial ownership of common shares in the capital of the Company equal to six times their respective base salary within five years of the approval of the Guidelines. Members of the Group Executive Council are required to meet an ownership requirement equal to three times their base salary within the same timeframe. In addition the Chairman and the CEO will be required to retain until the fifth (5th) anniversary of the grant date 100% of net, after-tax common shares in the capital of the Company received upon settlement of equity awards granted starting from next year.

It is proposed that a maximum number of 7.2 million common shares in the capital of the Company will be available for executive directors under the LTIP, which in accordance with the conditions under the Metrics and the Guidelines as described above shall be available for award to executive directors.

The LTIP, including the Metrics and targets, has been reviewed and approved by the Compensation Committee.

The LTIP is consistent with (i) the 2018-2022 Business Plan presented on the Capital Markets Day in June 2018, (ii) the remuneration policy for executive directors as approved by the General Meeting of Shareholders at the 2017 Annual General Meeting of Shareholders and (iii) any other applicable rules and relevant provisions of law.

The Board of Directors submits to the General Meeting of Shareholders for its approval the proposed award up to 7.2 million common shares in the capital of the Company to executive directors and the related Metrics and targets, as part of the LTIP, in accordance with article 14.6 of the Articles of Association and Dutch law.

The Board of Directors believes that the new LTIP, including its Metrics and targets, is in line with market trends for long term incentive plans and is performed in a manner comparable to the execution of long term incentive plans by the companies forming part of the TSR Peer Group. The Board of Directors furthermore believes that the LTIP along with the Stock Ownership and Retention Guidelines increases the alignment between the Company’s performance and shareholder interests, by linking the executive director’s compensation opportunity to increasing shareholder value.

Item 10: Close of meeting

The chairperson of the meeting will close the 2019 Annual General Meeting of Shareholders. Final greetings.

Fiat Chrysler Automobiles N.V., March 1, 2019.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FIAT CHRYSLER AUTOMOBILES N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.